                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                             333-39643
                                                             --------------
                                                             SEC FILE NUMBER

                                                             035396 AE 0
                                                             ------------
                                                             CUSIP NUMBER
                                  (Check One):

            [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   N/A
                                                        -------

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PART I - REGISTRANT INFORMATION


Full name of Registrant: Anker Coal Group, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 2708 Cranberry Square

City, State and Zip Code:  Morgantown, West Virginia 26508

See attached table for additional Registrant Guarantors


PART II - RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)      The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)      The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's Annual Report on Form 10-K for the period ended December 31, 2001 could not be filed within the prescribed time period without unreasonable effort or expense due to recent management changes that have resulted in the Company considering the future direction of each of its operating entities. The Company is also exploring alternatives with respect to its capital structure and a further restructuring of its mining operations. As a result, the Company is preparing and analyzing various scenarios of projections of operating activity and cash flows. Accordingly, additional time is needed to complete the report on the fiscal 2001 financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David D. Struth            (304)                      594-1616
         ---------------      ------------------         --------------------
             (Name)              (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following explanation is based on unaudited results. We anticipate that our coal sales and related revenues for 2001 will be approximately 11% lower than such sales and revenues for 2000. This decline has improved from the 14% decline that was discussed in the third quarter Form 10-Q. Costs of operations and selling expenses for 2001 are expected to decline by approximately 8% from 2000 levels. This cost decline was 13% for the nine months ended September 30, 2001 and has been negatively impacted during the fourth quarter by higher production costs associated with our Barbour County operations resulting from higher production levels in the fourth quarter of 2001 than in the same period of the prior year. Additionally, as a result of the initial assessment of the future direction that we expect to take with respect to our operations, we expect to record a loss on the impairment of assets of approximately $21 million during the fourth quarter associated with equipment, mining operations, coal reserves and advance minimum royalties. Our 2001 interest expense is expected to decline $3 million from such 2000 expense while our other income is anticipated to be $6 million higher in 2001 than in 2000. Our Form 10-Q for the third quarter of 2001 discussed these variances, which were known at that time. Accordingly, we currently anticipate that our 2001 pre-tax loss will be approximately $21 million greater than the level achieved in 2000, primarily due to the loss on impairment of assets recorded in the fourth quarter.

                             Anker Coal Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                 By:  / s / David D. Struth
                                          ------------------------------
                                          Name: David D. Struth
                                          Title:   Treasurer

                            Anker Energy Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                By:  / s / David D. Struth
                                         ------------------------------
                                         Name: David D. Struth
                                         Title: Treasurer and Vice President of
                                                Finance and Administration

                                Anker Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                By:  / s / David D. Struth
                                         -----------------------------
                                         Name: David D. Struth
                                         Title:   Treasurer

                           Anker Power Services, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              -----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                       Anker Virginia Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                    Anker West Virginia Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ---------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                           Bronco Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ---------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                          Hawthorne Coal Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              -----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                          Heather Glen Resources, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                          Juliana Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              -----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                            King Knob Coal Co., Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                            Marine Coal Sales Company
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              -----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                           Melrose Coal Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              -----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                    New Allegheny Land Holding Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ----------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                          Patriot Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                                Simba Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                              Upshur Property, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                                 Vantrans, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                            Vindex Energy Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                     By:  / s / David D. Struth
                                              ------------------------------
                                              Name: David D. Struth
                                              Title: Treasurer

                    TABLE OF ADDITIONAL REGISTRANT GUARANTORS

----------------------------------------------------------------------------------------------------------------------
EXACT NAME OF REGISTRANT GUARANTOR   STATE OR OTHER         IRS EMPLOYER        ADDRESS INCLUDING ZIP CODE, AND
AS SPECIFIED IN ITS CHARTER          JURISDICTION OF        IDENTIFICATION      TELEPHONE NUMBER INCLUDING AREA
                                     INCORPORATION OR       NUMBER              CODE, OF REGISTRANT GUARANTOR'S
                                     ORGANIZATION                               PRINCIPAL EXECUTIVE OFFICES
----------------------------------------------------------------------------------------------------------------------
Anker Energy Corporation             Delaware               51-0217205          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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Anker Group, Inc.                    Delaware               13-2961732          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Anker Power Services, Inc.           West Virginia          55-0700346          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Anker Virginia Mining Company, Inc.  Virginia               54-1867395          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Anker West Virginia Mining           West Virginia          55-0699931          2708 Cranberry Square
Company, Inc.                                                                   Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Bronco Mining Company, Inc.          West Virginia          22-2094405          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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Hawthorne Coal Company, Inc.         West Virginia          55-0742562          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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Heather Glen Resources, Inc.         West Virginia          55-0746946          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Juliana Mining Company, Inc.         West Virginia          55-0568083          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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King Knob Coal Co., Inc.             West Virginia          55-0488823          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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Marine Coal Sales Company            Delaware               13-3307813          645 West Carmel Drive
                                                                                Carmel, Indiana 46032
                                                                                (317) 844-6628
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Melrose Coal Company, Inc.           West Virginia          55-0746947          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
EXACT NAME OF REGISTRANT GUARANTOR   STATE OR OTHER         IRS EMPLOYER        ADDRESS INCLUDING ZIP CODE, AND
AS SPECIFIED IN ITS CHARTER          JURISDICTION OF        IDENTIFICATION      TELEPHONE NUMBER INCLUDING AREA
                                     INCORPORATION OR       NUMBER              CODE, OF REGISTRANT GUARANTOR'S
                                     ORGANIZATION                               PRINCIPAL EXECUTIVE OFFICES
----------------------------------------------------------------------------------------------------------------------
New Allegheny Land Holding           West Virginia          31-1568515          2708 Cranberry Square
Company, Inc.                                                                   Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Patriot Mining Company, Inc.         West Virginia          55-0550184          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Simba Group, Inc.                    Delaware               55-0753900          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Upshur Property, Inc.                Delaware               95-4484172          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
-----------------------------------------------------------------------------------------------------------------------
Vantrans, Inc.                       Delaware               22-2093700          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
----------------------------------------------------------------------------------------------------------------------
Vindex Energy Corporation            West Virginia          55-0753903          2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
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